Brad Leonard M.Sc., P.Geo
17 Frood Rd Suite 2
Sudbury, Ontario,
Canada, P3C 4Y9
Telephone: 705-671-1801
Email: bleonard@cciconline.ca

CERTIFICATE OF AUTHOR

I, Brad Leonard, do hereby certify that:

1. I am the Exploration Manager of the geological consulting firm of Caracle Creek International Consulting Inc. Canada (CCIC).
2. I hold the following academic qualifications:
B.Sc. (Hons) Geology (1983), University of Toronto, Toronto, Ontario, Canada
M.Sc. Geology (2007), Laurentian University, Sudbury, Ontario, Canada
3. I am a member of the Association of Professional Geoscientists of Ontario (Member #0927).
4. I have worked in the mineral exploration industry for more than 24 years as a geologist and project manager on a variety of exploration programs searching for various commodities including gold, VMS, Cu-Ni, and diamonds.
5. I have had no prior involvement with the Property that forms the subject of this Technical Report.
6. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
7. I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services.
8. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements as a Qualified Person for the purposes of NI 43-101.
9. I am jointly responsible for the preparation of all sections of the technical report titled "Independent Technical Report Cinco de Mayo Property, Chihuahua State, Mexico", dated October 15, 2008 and prepared for MAG Silver Corp.
10. I have no direct or indirect interest in the Property, nor do I expect to receive any direct or indirect interest in the Property.
11. I most recently visited the Property on April 24 and April 25, 2008.
12. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 15th Day of October, 2008.

Respectfully Submitted

PROFESSIONAL GEOSCIENTISTS
BRADLEY C. LEONARD
PRACTISING MEMBER
0927
ONTARIO

Brad Leonard, M.Sc., P.Geo.
Exploration Manager, CCIC Canada